
06015678


parmalat

Office of In... ...porate Finance
Division of C... ...on Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, July 25, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures



PRESS RELEASE

Protection from creditors extended under Article 304 of the US bankruptcy law

Parmalat S.p.A. communicates that Court protection against actions by creditors accorded to the Group under article 304 of US bankruptcy law (that has already been extended on a number of occasions by a Federal Court in New York, the most recent period of which ends today, 2 June 2006) has been further extended until 12 September 2006.
On September 12, 2006 a hearing will be held for consideration of conversion of the order from temporary into permanent.

Collecchio (PR), 2 June 2006

Parmalat S.p.A.

Company contact:
e-mail: affari.societari@parmalat.net


parmalat

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 8,057,917 euros to 1,640,056,935 euros from 1,631,999,018 euros. The share capital increase is due the assignation of 7,778,973 shares and to the conversion of warrants for 278,944 shares.

In relation to the above, the latest status of the share allotment is as follows:

69,680,769 shares representing approximately 4.2% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 23,270,728 or 1.4% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 26,847,687 shares as at as at April 21, 2006);
- 46,410,041 or 2.8% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 46,290,041 or 2.8% of share capital that pertain to currently undisclosed creditors (compared with 51,374,118 shares as at April 21, 2006).

Collecchio (Pr), June 15, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net


parmalat

PRESS RELEASE

Specification with reference to the Board Meetings' calendar

Parmalat S.p.A. hereby specifies that, as the approval of the half year report was brought forward from September 29th to September 13th, 2006, during the Management Board meeting scheduled for July 28th, 2006, the Board shall not proceed with the approval of the Quarterly Report as of June 30th, 2006. Moreover, at the mentioned Board Meeting, the preliminary half year results shall be presented.

Parmalat S.p.A.

Collecchio, June 16th, 2006

Contacts
e-mail: affari.societari@parmalat.net


parmalat

PRESS RELEASE

Group Activities in Venezuela

Parmalat S.p.A. denies reports published today in the Venezuelan press (El Nacional, El Universal) that the Venezuelan government intends to acquire the Group's subsidiary, Parmalat de Venezuela C.A. Parmalat S.p.A. notes that negotiations are currently under way with the Venezuelan government regarding the sale of two of the seven industrial plants owned by the Group in Venezuela.

Parmalat de Venezuela is the Group's most important business in the Latin America region, generating revenues of € 152.8 million in 2005 and revenues of € 43.5 million in the first quarter of the current financial year.

Collecchio (Pr), June 20th, 2006

Parmalat S.p.A.

Contacts:
e-mail affari.societari@parmalat.net



PRESS RELEASE

Lawsuit against GKB

Parmalat S.p.A. communicates that following the conclusion on 3 March 2006 of preliminary investigations by the Procura della Repubblica di Parma into several financial transactions organised by Bank of America for Parmalat Group between 1999 and 2003, Parmalat S.p.A. and Parmalat S.p.A. in Extraordinary Administration have together filed a lawsuit with the Tribunale di Parma against Graubundner Kantonalbank ("GKB"), the Coira, Switzerland based bank and Nino Giuralarocca. The latter is a former officer of GKB and is already under investigation by the Procura Federale Svizzera. The Company's lawsuit alleges complicity between GKB and Mr. Giuralarocca with Bank of America and former Parmalat Group directors and officers in arranging and managing complex financial transactions that allowed the former Parmalat Group artificially to continue trading from at least 2001. The lawsuit seeks compensation for damages in the amount of at least Euros 5.174 billion as well as the return of USD 10,796,161.

Parmalat S.p.A.

Collecchio, 6th July 2006

Contatti societari
e-mail: affari.societari@parmalat.net



RECEIVED
2006 AUG -2 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Lawsuit against GKB - Amendment

Parmalat S.p.A., with reference to the press release issued today concerning the lawsuit filed against Graubundner Kantonalbank, hereby specify that such lawsuit seeks compensation for damages in the amount of at least Euros 5.674 billion and not Euros 5.174 as wrongly previously communicated.

Parmalat S.p.A.

Collecchio, 6th July 2006

Contatti societari
e-mail: affari.societari@parmalat.net



PRESS RELEASE

Parmalat refinances its debt in Canada

Parmalat S.p.A. announces that today its Canadian subsidiary Parmalat Dairy & Bakery Inc. (PDBI) successfully completed the refinancing of its debt through a five year syndicated loan for an amount of 450 million Canadian dollars (approximately 318 million Euros) as well as a revolving line of credit for an amount of 100 million Canadian dollars (approximately 71 million Euros).
The "Lead Arrangers" for the transaction are the Bank of Nova Scotia and BNP Paribas. The latter of which is also the "Syndication Agent". The refinancing does not include the "participation notes" for approximately 43 million Euros.

The debt of the Canadian Subsidiary represents over 47% of the total gross consolidated debt of the Group.

The refinancing has returned the company to market conditions, without the issuance of guarantees by Parmalat S.p.A., but with real guarantees exclusively on the part of the subsidiary PDBI. The amortization schedule has a five year term with a residual at the end of such period of 75% of the principal and the possibility of early repayment without penalties.

Parmalat S.p.A.

Collecchio, 11 July 2006

Company contact
e-mail: affari.societari@parmalat.net


parmalat

PRESS RELEASE

Parmalat wins Appeal Against Citigroup: Suit to proceed in New Jersey

Parmalat S.p.A. communicates that the Appelate Division of the Superior Court of New Jersey has rejected Citigroup's motion to dismiss Parmalat's complaint on the basis of *forum non conveniens*. Consequently Parmalat's suit against Citigroup will continue towards trial in New Jersey, the originally selected forum.

Parmalat S.p.A.

Collecchio, 14 July 2006

Contatti societari
e-mail: affari.societari@parmalat.net



PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 637.055 euros to 1,640,693,990 euros from 1,640,056,935 euros. The share capital increase is due the assignation of 530,245 shares and to the conversion of warrants for 106,810 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 66,819,933 shares representing approximately 4.1% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 21,763,451 or 1.3% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 23,270,728 shares as at as at June 15, 2006);
- 45,056,482 or 2.7% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 44,936,482 or 2.7% of share capital that pertain to currently undisclosed creditors (compared with 46,290,041 shares as at June 15, 2006).

Collecchio (Pr), July 21, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net


parmalat

PRESS RELEASE

Meeting of the Board of Director
to approve preliminary results as of June 30th, 2006

Parmalat S.p.A. informs that a meeting of the Board of Directors was called for July 28th, 2006, and that the analysis of the preliminary half year results as of June 30th, 2006, is among the issues on the agenda of the meeting. A press release with the key preliminary figures approved shall be issued upon conclusion of the meeting. A conference call to discuss the approved results is not envisaged, due to the preliminary nature of the figures.

As already announced, the half year results shall be approved on September 13th, 2006. Consequently, the results shall be presented to the financial community in a meeting held in Milan, that should represent the start of the road show planned to take place within the last two weeks of September.

Parmalat S.p.A.

Collecchio, July 24th, 2006

Contacts:
e-mail: affari.societari@parmalat.net